FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: SEPTEMBER 2002

pE
9-1-02

02057611

SEC Registration Number 0-18670

NORTHERN DYNASTY MINERALS LTD.
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. News release dated September 12, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN DYNASTY MINERALS LTD.

SHIRLEY MAIN

September 12, 2002

NORTHERN DYNASTY MINERALS LTD.
1020 · 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 6365 Fax 604 684 8092
Toll Free 1 800 667 2114
http://www.hdgold.com

DRILL CORE IN FOR ASSAY FROM NORTHERN DYNASTY'S PHASE TWO PROGRAM AT PEBBLE GOLD-COPPER PORPHYRY PROJECT

September 12, 2002, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce that the Company has successfully completed its Phase Two drilling program at the Pebble gold-copper-molybdenum property in southwestern Alaska. All assay results from this program are expected to be received by the second week of October and will be reported at that time. A major Phase Three drill program is now being planned to commence in early Spring 2003.

The Phase Two program consisted of 27 core holes totaling 6000 metres and included 14 wide-spaced holes in the vicinity of the new copper-gold-molybdenum porphyry deposit, 3 holes at the copper-gold skarn discovery, and 4 holes in the high-grade gold discovery area. Additional wildcat exploration drilling was also completed within the 89 square kilometre Pebble mineralized system and successfully located a new area of widespread copper mineralization situated 15 kms southwest of the Pebble deposit.

Currently at site, drills are being serviced and a major core preparation and storage facility is being procured. Geologists are also completing a detailed review and analysis of core from the Pebble deposit. Their work is expected to lead to a recommendation for extensive drilling to upgrade and delineate higher grade resources within the 1 billion tonne Pebble resource which contains 10.9 million ounces of gold and 6.6 billion pounds of copper.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit the Hunter Dickinson website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

NORTHERN DYNASTY MINERALS LTD.
1020 · 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 6365 Fax 604 684 8092
Toll Free 1 800 667 2114
http://www.hdgold.com

DRILL CORE IN FOR ASSAY FROM NORTHERN DYNASTY'S PHASE TWO PROGRAM AT PEBBLE GOLD-COPPER PORPHYRY PROJECT

September 12, 2002, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce that the Company has successfully completed its Phase Two drilling program at the Pebble gold-copper-molybdenum property in southwestern Alaska. All assay results from this program are expected to be received by the second week of October and will be reported at that time. A major Phase Three drill program is now being planned to commence in early Spring 2003.

The Phase Two program consisted of 27 core holes totaling 6000 metres and included 14 wide-spaced holes in the vicinity of the new copper-gold-molybdenum porphyry deposit, 3 holes at the copper-gold skarn discovery, and 4 holes in the high-grade gold discovery area. Additional wildcat exploration drilling was also completed within the 89 square kilometre Pebble mineralized system and successfully located a new area of widespread copper mineralization situated 15 kms southwest of the Pebble deposit.

Currently at site, drills are being serviced and a major core preparation and storage facility is being procured. Geologists are also completing a detailed review and analysis of core from the Pebble deposit. Their work is expected to lead to a recommendation for extensive drilling to upgrade and delineate higher grade resources within the 1 billion tonne Pebble resource which contains 10.9 million ounces of gold and 6.6 billion pounds of copper.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit the Hunter Dickinson website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

NORTHERN DYNASTY MINERALS LTD.
1020 · 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 6365 Fax 604 684 8092
Toll Free 1 800 667 2114
http://www.hdgold.com

DRILL CORE IN FOR ASSAY FROM NORTHERN DYNASTY'S PHASE TWO PROGRAM AT PEBBLE GOLD-COPPER PORPHYRY PROJECT

September 12, 2002, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce that the Company has successfully completed its Phase Two drilling program at the Pebble gold-copper-molybdenum property in southwestern Alaska. All assay results from this program are expected to be received by the second week of October and will be reported at that time. A major Phase Three drill program is now being planned to commence in early Spring 2003.

The Phase Two program consisted of 27 core holes totaling 6000 metres and included 14 wide-spaced holes in the vicinity of the new copper-gold-molybdenum porphyry deposit, 3 holes at the copper-gold skarn discovery, and 4 holes in the high-grade gold discovery area. Additional wildcat exploration drilling was also completed within the 89 square kilometre Pebble mineralized system and successfully located a new area of widespread copper mineralization situated 15 kms southwest of the Pebble deposit.

Currently at site, drills are being serviced and a major core preparation and storage facility is being procured. Geologists are also completing a detailed review and analysis of core from the Pebble deposit. Their work is expected to lead to a recommendation for extensive drilling to upgrade and delineate higher grade resources within the 1 billion tonne Pebble resource which contains 10.9 million ounces of gold and 6.6 billion pounds of copper.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit the Hunter Dickinson website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

NORTHERN DYNASTY MINERALS LTD.
1020 · 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 6365 Fax 604 684 8092
Toll Free 1 800 667 2114
http://www.hdgold.com

DRILL CORE IN FOR ASSAY FROM NORTHERN DYNASTY'S PHASE TWO PROGRAM AT PEBBLE GOLD-COPPER PORPHYRY PROJECT

September 12, 2002, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce that the Company has successfully completed its Phase Two drilling program at the Pebble gold-copper-molybdenum property in southwestern Alaska. All assay results from this program are expected to be received by the second week of October and will be reported at that time. A major Phase Three drill program is now being planned to commence in early Spring 2003.

The Phase Two program consisted of 27 core holes totaling 6000 metres and included 14 wide-spaced holes in the vicinity of the new copper-gold-molybdenum porphyry deposit, 3 holes at the copper-gold skarn discovery, and 4 holes in the high-grade gold discovery area. Additional wildcat exploration drilling was also completed within the 89 square kilometre Pebble mineralized system and successfully located a new area of widespread copper mineralization situated 15 kms southwest of the Pebble deposit.

Currently at site, drills are being serviced and a major core preparation and storage facility is being procured. Geologists are also completing a detailed review and analysis of core from the Pebble deposit. Their work is expected to lead to a recommendation for extensive drilling to upgrade and delineate higher grade resources within the 1 billion tonne Pebble resource which contains 10.9 million ounces of gold and 6.6 billion pounds of copper.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit the Hunter Dickinson website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

NORTHERN DYNASTY MINERALS LTD.

1020 · 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 6365 Fax 604 684 8092
Toll Free 1 800 667 2114
http://www.hdgold.com

DRILL CORE IN FOR ASSAY FROM NORTHERN DYNASTY'S PHASE TWO PROGRAM AT PEBBLE GOLD-COPPER PORPHYRY PROJECT

September 12, 2002, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce that the Company has successfully completed its Phase Two drilling program at the Pebble gold-copper-molybdenum property in southwestern Alaska. All assay results from this program are expected to be received by the second week of October and will be reported at that time. A major Phase Three drill program is now being planned to commence in early Spring 2003.

The Phase Two program consisted of 27 core holes totaling 6000 metres and included 14 wide-spaced holes in the vicinity of the new copper-gold-molybdenum porphyry deposit, 3 holes at the copper-gold skarn discovery, and 4 holes in the high-grade gold discovery area. Additional wildcat exploration drilling was also completed within the 89 square kilometre Pebble mineralized system and successfully located a new area of widespread copper mineralization situated 15 kms southwest of the Pebble deposit.

Currently at site, drills are being serviced and a major core preparation and storage facility is being procured. Geologists are also completing a detailed review and analysis of core from the Pebble deposit. Their work is expected to lead to a recommendation for extensive drilling to upgrade and delineate higher grade resources within the 1 billion tonne Pebble resource which contains 10.9 million ounces of gold and 6.6 billion pounds of copper.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit the Hunter Dickinson website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

Ronald W. Thiessen
President and CEO.

No regulatory authority has approved or disapproved the information contained in this news release.

NORTHERN DYNASTY MINERALS LTD.
1020 · 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 6365 Fax 604 684 8092
Toll Free 1 800 667 2114
http://www.hdgold.com

DRILL CORE IN FOR ASSAY FROM NORTHERN DYNASTY'S PHASE TWO PROGRAM AT PEBBLE GOLD-COPPER PORPHYRY PROJECT

September 12, 2002, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce that the Company has successfully completed its Phase Two drilling program at the Pebble gold-copper-molybdenum property in southwestern Alaska. All assay results from this program are expected to be received by the second week of October and will be reported at that time. A major Phase Three drill program is now being planned to commence in early Spring 2003.

The Phase Two program consisted of 27 core holes totaling 6000 metres and included 14 wide-spaced holes in the vicinity of the new copper-gold-molybdenum porphyry deposit, 3 holes at the copper-gold skarn discovery, and 4 holes in the high-grade gold discovery area. Additional wildcat exploration drilling was also completed within the 89 square kilometre Pebble mineralized system and successfully located a new area of widespread copper mineralization situated 15 kms southwest of the Pebble deposit.

Currently at site, drills are being serviced and a major core preparation and storage facility is being procured. Geologists are also completing a detailed review and analysis of core from the Pebble deposit. Their work is expected to lead to a recommendation for extensive drilling to upgrade and delineate higher grade resources within the 1 billion tonne Pebble resource which contains 10.9 million ounces of gold and 6.6 billion pounds of copper.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit the Hunter Dickinson website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com.

NORTHERN DYNASTY MINERALS LTD.

1020 · 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 6365 Fax 604 684 8092
Toll Free 1 800 667 2114
http://www.hdgold.com

DRILL CORE IN FOR ASSAY FROM NORTHERN DYNASTY'S PHASE TWO PROGRAM AT PEBBLE GOLD-COPPER PORPHYRY PROJECT

September 12, 2002, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce that the Company has successfully completed its Phase Two drilling program at the Pebble gold-copper-molybdenum property in southwestern Alaska. All assay results from this program are expected to be received by the second week of October and will be reported at that time. A major Phase Three drill program is now being planned to commence in early Spring 2003.

The Phase Two program consisted of 27 core holes totaling 6000 metres and included 14 wide-spaced holes in the vicinity of the new copper-gold-molybdenum porphyry deposit, 3 holes at the copper-gold skarn discovery, and 4 holes in the high-grade gold discovery area. Additional wildcat exploration drilling was also completed within the 89 square kilometre Pebble mineralized system and successfully located a new area of widespread copper mineralization situated 15 kms southwest of the Pebble deposit.

Currently at site, drills are being serviced and a major core preparation and storage facility is being procured. Geologists are also completing a detailed review and analysis of core from the Pebble deposit. Their work is expected to lead to a recommendation for extensive drilling to upgrade and delineate higher grade resources within the 1 billion tonne Pebble resource which contains 10.9 million ounces of gold and 6.6 billion pounds of copper.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit the Hunter Dickinson website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

NORTHERN DYNASTY MINERALS LTD.
1020 · 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 6365 Fax 604 684 8092
Toll Free 1 800 667 2114
http://www.hdgold.com

DRILL CORE IN FOR ASSAY FROM NORTHERN DYNASTY'S PHASE TWO PROGRAM AT PEBBLE GOLD-COPPER PORPHYRY PROJECT

September 12, 2002, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce that the Company has successfully completed its Phase Two drilling program at the Pebble gold-copper-molybdenum property in southwestern Alaska. All assay results from this program are expected to be received by the second week of October and will be reported at that time. A major Phase Three drill program is now being planned to commence in early Spring 2003.

The Phase Two program consisted of 27 core holes totaling 6000 metres and included 14 wide-spaced holes in the vicinity of the new copper-gold-molybdenum porphyry deposit, 3 holes at the copper-gold skarn discovery, and 4 holes in the high-grade gold discovery area. Additional wildcat exploration drilling was also completed within the 89 square kilometre Pebble mineralized system and successfully located a new area of widespread copper mineralization situated 15 kms southwest of the Pebble deposit.

Currently at site, drills are being serviced and a major core preparation and storage facility is being procured. Geologists are also completing a detailed review and analysis of core from the Pebble deposit. Their work is expected to lead to a recommendation for extensive drilling to upgrade and delineate higher grade resources within the 1 billion tonne Pebble resource which contains 10.9 million ounces of gold and 6.6 billion pounds of copper.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit the Hunter Dickinson website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.